UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11834

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUMPROVIDENT 401(k) RETIREMENT PLAN

1 Fountain Square

Chattanooga, Tennessee 37402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UnumProvident Corporation

1 Fountain Square

Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UnumProvident 401(k) Retirement Plan

As of December 31, 2004 and 2003, and Year Ended December 31, 2004

UnumProvident 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and

Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrator

UnumProvident 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of UnumProvident 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chattanooga, Tennessee

June 20, 2005

UnumProvident 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$565,446,666	$506,315,369

Net assets available for benefits	$565,446,666	$506,315,369

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income	$14,519,850

Net appreciation in fair value of investments	33,244,771

Contributions:
Participants	37,550,446
Employer	16,837,175

54,387,621

Total additions	102,152,242

Deductions from net assets attributed to:
Benefits paid to participants	42,918,160
Administrative expenses	102,785

Total deductions	43,020,945

Net increase	59,131,297

Net assets available for benefits:
Beginning of year	506,315,369

End of year	$565,446,666

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the UnumProvident 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all domestic employees of UnumProvident Corporation and its subsidiaries (UnumProvident or the Company). Participants who are regularly scheduled to work at least nineteen hours per week are eligible to participate in the Plan. Participants become eligible for employer-matching contributions after the completion of 1,000 hours in a 12 month period. The Plan sponsor is UnumProvident. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986. The Plan is administered by a Benefit Finance Committee (the Committee), which is responsible for overseeing the administration and operation of the Company’s qualified benefit plans. Members of the Committee are appointed by the Compensation Committee of the Company’s Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Dependent upon the employee’s annual earnings, eligible employees may elect to contribute 1% to 25% of their annual compensation, including incentive payouts, on a pretax basis. UnumProvident matches 100% of participant contributions up to 3% of each participant’s pay period compensation contributed, plus 50% of participant contributions on the next 2% of the participant’s pay period compensation contributed, for a maximum match of 4% after one year of service, as defined. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of UnumProvident. Contributions are limited to the maximum amount allowable under the Internal Revenue Code (the Code), $13,000 in 2004 plus $3,000 for participants age 50 or older who could elect a catch up contribution. Limits in 2003 were $12,000 with catch up contributions of an additional $2,000.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, Plan earnings and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employer and employee contributions plus actual earnings thereon are immediately 100% vested at the date of contribution.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate as published in The Wall Street Journal on the first business day of the month the loan is approved. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Participants may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability or death.

Administrative Expenses

Costs of investment administration for the year ended December 31, 2004, were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by UnumProvident.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition

Except for the investment contracts, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common stock of the Company are based on the closing market price of the Company’s common stock. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

The investment contracts are recorded at initial contract value plus accrued interest and are in the Blended Income Fund. The contracts are fully benefit responsive. There are no reserves against contract values for credit risk. The approximate average yield and the crediting interest rate for each investment contract are summarized as follows for 2003:

Investment Contract	Average Yield	Crediting Interest Rate
December 31, 2003
John Hancock Mutual Life Ins. Co., GAC14795	7.99%	6.91%
Travelers Insurance Company, GR-17260	6.64%	5.97%
Travelers Insurance Company, GR-17279	7.12%	6.11%

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The above mentioned insurance contracts matured during 2004. Reference footnote 7 for additional information.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments

During the year ended December 31, 2004, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common stock	$4,354,258
Mutual funds	28,890,513

$33,244,771

Investments that represent 5% or more of fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2004	2003
Fidelity Magellan Fund	$54,049,694	$50,274,690
Fidelity Contrafund	79,042,425	67,576,496
Fidelity Equity Income Fund	41,966,510	35,095,702
Spartan U.S. Equity Index Fund	66,007,365	49,058,156
Blended Income Fund	—	115,245,058
Fidelity MIP II Class 2 Fund	120,077,865	—
UnumProvident Stock	39,546,290	48,188,515
PIMCO Total Return Fund Administrative Class	31,756,505	27,089,836
Fidelity Puritan Fund	36,673,790	31,608,463

4. Related-Party Transactions

The Plan permits participants the option of allocating a portion of their contributions to be invested in UnumProvident Stock, which consists principally of UnumProvident common stock (2,204,364 shares with a market value of $17.94 per share totaling $39,546,290 owned as of December 31, 2004, and 3,055,708 shares with a market value of $15.77 per share totaling $48,188,515 owned as of December 31, 2003). Dividends related to the common stock holdings amounted to $798,613 as of December 31, 2004, which included dividends of $.075 per share, per quarter, on the UnumProvident shares held by the Plan.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2004, stating that the Plan is qualified under section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Fund Replacement

The Plan replaced the Blended Income Fund with the Fidelity Managed Income Portfolio II – Class 2. The remaining investment contracts within the Blended Income Fund matured during 2004 prompting the Plan to replace the fund with similar investment characteristics.

Supplemental Schedule

UnumProvident 401(k) Retirement Plan

EIN: 62-1598430            Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
Shares of Registered Investment Companies:
*	Fidelity Management Trust Company	Templeton Growth A Fund	$8,405,360
*	Fidelity Management Trust Company	Ariel Appreciation Fund	11,703,534
*	Fidelity Management Trust Company	Fidelity Puritan Fund	36,673,790
*	Fidelity Management Trust Company	Fidelity Magellan Fund	54,049,694
*	Fidelity Management Trust Company	Fidelity Contrafund	79,042,425
*	Fidelity Management Trust Company	Fidelity Equity Income Fund	41,966,510
*	Fidelity Management Trust Company	Fidelity OTC Portfolio	21,716,450
*	Fidelity Management Trust Company	Fidelity Overseas Fund	25,639,292
*	Fidelity Management Trust Company	Fidelity Disciplined Equity Fund	16,592,141
*	Fidelity Management Trust Company	PIMCO Total Return Fund Administrative Class	31,756,505
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	66,007,365
*	Fidelity Management Trust Company	Fidelity MIP II Class 2 Fund	120,077,865
*	Fidelity Management Trust Company	Brokeragelink (Self Managed Brokerage Account)	1,249,797

*	Fidelity Management Trust Company	Interest bearing cash	799,272

*	UnumProvident Stock	Common stock	39,546,290

*	Participants’ loans	5% to 6%	10,220,376

			$565,446,666

*	Indicates a party in interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUMPROVIDENT 401(k) RETIREMENT PLAN

Date: June 29, 2005	/s/ Robert C. Greving
Robert C. Greving
Executive Vice President and Chief Financial Officer Benefit Finance Committee Member

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

FORM 11-K

UNUMPROVIDENT 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Auditors	23